Exhibit 99(a)(1)(iv)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of

CreXus Investment Corp.
for
$13.00 Plus an Amount in Lieu of Dividends, Net Per Share
by

CXS Acquisition Corporation
a wholly-owned subsidiary of

Annaly Capital Management, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON TUESDAY, APRIL 16, 2013,
UNLESS THE OFFER IS EXTENDED.

March 18, 2013

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation, to act as Dealer Manager in connection with the offer by CXS Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of Annaly, to purchase all of the outstanding shares of common stock (“Common Stock”), par value $0.01 per share, of CreXus Investment Corp. (“CreXus”), a Maryland corporation, that Annaly does not already own for a purchase price per share of $13.00 plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires (that price, or any higher per share price paid in the Offer, being the “Offer Price”), in cash net to the seller, but subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 18, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, contain the terms of the Offer) enclosed with this letter.

Please furnish copies of the enclosed materials to those of your clients for whom you hold shares of CreXus Common Stock registered in your name or in the name of your nominee.

The Offer is not subject to any financing condition, but is conditioned upon a number of other conditions described in the section of the Offer to Purchase captioned “The Offer—Section 12. Conditions to the Offer.”

Enclosed with this letter are the following documents:

1. Offer to Purchase, dated March 18, 2013;

2. Form of Letter of Transmittal to be used by stockholders of CreXus in tendering shares, including a Substitute Internal Revenue Service Form W-9;

3. Form of Notice of Guaranteed Delivery;

4. Guidelines for Certification on Substitute Form W-9;

5. CreXus’ Solicitation/Recommendation Statement on Schedule 14D-9;

6. A printed letter that may be sent to your clients for whose accounts you hold CreXus Common Stock in your name or in the name of your nominee, with space provided for obtaining the clients’ instructions with regard to the Offer; and

7. A return envelope addressed to the Depositary with regard to the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, APRIL 16, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 30, 2013, by and among Annaly, Acquisition and CreXus (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer and also provides that if the conditions to the Offer are satisfied or waived (to the extent that they are waivable), following the purchase of the shares of Common Stock that are properly tendered in response to the Offer and not withdrawn, Acquisition will merge with and into CreXus (the “Merger”), with CreXus continuing as the surviving corporation, but becoming as a result of the Merger a wholly-owned subsidiary of Annaly. Each share of CreXus Common Stock that is outstanding immediately before the effective time of the Merger (other than shares owned by Annaly, Acquisition or CreXus) will, by virtue of the Merger, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes, as described in the Offer to Purchase. As a result of the Offer and the Merger, CreXus will cease to be a publicly traded company.

The Board of Directors of CreXus, acting in accordance with a unanimous recommendation by a special committee of that Board (the “Special Committee”) consisting entirely of directors who are independent and are not employed by or otherwise affiliated with Annaly or any of its subsidiaries (including Fixed Income Discount Advisory Company (“FIDAC”)) unanimously (with two directors who are employees of Annaly and FIDAC not present or voting) (i) determined that the Merger Agreement and the transactions contemplated by it are advisable and fair to and in the best interests of CreXus and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, and (iii) determined to recommend that CreXus’ stockholders (other than Annaly and its subsidiaries) tender their shares of Common Stock in response to the Offer and, if approval of CreXus’ stockholders is required in order to carry out the Merger, that the CreXus stockholders vote the shares of CreXus Common Stock they own in favor of approving the Merger.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as it is extended or amended), Acquisition will be deemed to have accepted for payment and will pay for all shares of Common Stock that are validly tendered in response to the Offer, and not properly withdrawn, prior to the Expiration Time if and when Acquisition gives oral or written notice to American Stock Transfer & Trust Company, LLC (the “Depositary”) of Acquisition’s acceptance of the tendered Common Stock for payment (except that if there is a subsequent offering period, shares that are properly tendered during the subsequent offering period will be accepted when, and paid for promptly after, they are received). In all cases, payment for tendered shares of Common Stock will be made only after timely receipt by the Depositary of (a) certificates representing the shares or confirmation of the book-entry transfer of the shares into the Depositary’s account at The Depository Trust Company (a “Book-Entry Confirmation”) in accordance with the procedures described in the Offer to Purchase under the caption “The Offer—Section 3. Acceptance and Payment for Shares,” (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any customary documents required by the Depositary. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for shares.

Neither Annaly nor Acquisition will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent, the Depositary and the Dealer Manager as described in the Offer to Purchase) in connection with the solicitation of tenders of shares of CreXus Common Stock in response to the Offer. You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your clients. If holders of CreXus Common Stock wish to tender their shares, but it is impracticable for them to deliver the certificates representing the tendered shares or other required documents, or to complete the procedures for delivery by book-entry transfer, prior to the time the Offer expires, a tender may be effected by following the guaranteed delivery procedures described in the Offer to Purchase and the Letter of Transmittal.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to us at our address and telephone number set forth below and in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at Acquisition’s expense.

Very truly yours,

BANK AMERICA MERRILL LYNCH

NOTHING CONTAINED IN THIS LETTER OR IN THE ENCLOSED DOCUMENTS WILL RENDER YOU OR ANY PERSON THE AGENT OF ANNALY, ACQUISITION, CREXUS, THE INFORMATION AGENT, THE DEPOSITARY, THE DEALER MANAGER OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER THAT IS NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

The Dealer Manager for the Offer is:
BofA Merrill Lynch
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bank of America Tower
One Bryant Park
New York, New York 10036
Call toll-free: (888) 803-9655